UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number 0-15392

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN

(Full title of the Plan)

Regent Communications, Inc.
100 East RiverCenter Boulevard
9th Floor
Covington, Kentucky 41011

(Name of Issuer of the securities held pursuant
to the Plan and address of its principal executive office)

REPORT OF INDEPENDENT ACCOUNTANTS
REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 2001 and 2000
REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 2001
REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS
REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN FORM 5500, SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR As of December 31, 2001
REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN FORM 5500, SCHEDULE H, LINE 4(j) SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2001
EXHIBIT 23 - PRICEWATERHOUSECOOPERS LLP CONSENT

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN

INDEX

REQUIRED INFORMATION	Page
Number

Report of Independent Accountants	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001	5

Notes to Financial Statements	6

Additional Information: *

Form 5500, Schedule H, Line 4(i) – Schedule of Assets Held For Investment Purposes At End of Year as of December 31, 2001	12

Form 5500, Schedule H, Line 4(j)- Schedule of Reportable Transactions for the year ended December 31, 2001	13

Exhibits:

Consent of Independent Accountants

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of
Regent Communications, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Regent Communications, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
May 24, 2002

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2001 and 2000

	December 31,
	2001	2000

ASSETS:

Cash	$25,171	$82

Investments (See Note 3)	2,211,963	1,129,157

Receivables:

Participant contributions	—	64,304

Employer contributions	27,721	67,140

Total receivables	27,721	131,444

Total assets	2,264,855	1,260,683

LIABILITIES:

Refund of excess contributions	125,641	29,979

Total liabilities	125,641	29,979

Net assets available for benefits	$2,139,214	$1,230,704

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2001

For the Year Ended
December 31,
2001

Additions:

Additions to net assets attributed to:

Investment income:

Net depreciation in fair value of investments (See Note 3)	$(229,215)

Dividends and Interest	33,716

Contributions:

Participant contributions	1,211,641

Employer contributions	281,498

Total contributions	1,493,139

Total additions	1,297,640

Deductions:

Benefits paid to participants	263,489

Refund of excess contributions (See Note 9)	125,641

Total deductions	389,130

Net increase	908,510

Net assets available for benefits:

Beginning of year	1,230,704

End of year	$2,139,214

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Regent Communications, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

a.	General – The Plan is a defined contribution plan covering all employees of Regent Communications, Inc. (the “Company”) who have at least one year of service with at least 1,000 hours of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Contributions – Eligible participants may elect to have between 1% and 15% of their pre-tax annual compensation, as defined in the Plan, contributed to the Plan, subject to IRS limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These amounts are included in participant contributions in the Statement of Changes in Net Assets Available for Benefits. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2001, the Plan offered various mutual funds as investment options for participants. Beginning with the fourth quarter of the 2000 Plan year, the Company contributes 50 percent of the first six percent of compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Regent Communications, Inc. common stock. The Company may, at its discretion, make additional contributions to the Plan.

c.	Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may change their investment allocation elections daily and may change their percentage contributed on a quarterly basis.

d.	Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service and occurs ratably over a three-year period beginning in the second year of service. A participant is 100% vested after four years of credited service. Prior to a Plan amendment in the 2000 Plan year, participants became 100% vested after six years of credited service.

e.	Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan fees and interest due shall be paid by the participant. All loans must be adequately secured, and participants may use their principal residence or up to one-half of their vested account balance in the Plan as collateral. The loans bear interest at rates similar to those offered by banks or other professional lenders in similar circumstances. Principal and interest is paid ratably through payroll deductions. Loans generally must be repaid within five years. Participant loans were $33,869 and $22,638 as of December 31, 2001 and 2000, respectively.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

f.	Payment of Benefits – Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 65, without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. Forfeited amounts related to employees who were not fully vested at the time of termination may be used to reduce employer contributions to the Plan, may be allocated among eligible participants or may be used to pay administration expenses of the Plan. Forfeitures related to terminated employees amounted to $4,620 during 2001.

g.	Plan Administration and Expenses – Certain administrative expenses of the Plan are paid by the Company. The Company is the Plan Administrator, and the Plan’s third-party administrator is FTJ FundChoice, LLC. Prior to October 1, 2000, the third-party Plan administrator was Paychex Retirement Services. The Plan custodian is the Circle Trust Company. Prior to December 1, 2000, the Plan custodian was Fidelity Management Trust Company.

h.	Investments – There are currently 13 investment funds available for the investment of future contributions made by eligible participants under the Plan:

• American Funds EuroPacific Growth Fund

• American Funds Fundamental Investors Fund

• AIM Value A Fund

• Evergreen Foundation A Fund

• Invesco Dynamics Fund

• Invesco Balanced Fund

• Janus Fund

• Janus Worldwide Fund

• Morley Accumulation Fund

• Oppenheimer US Government Fund

• Putnam OTC Emerging Growth A Fund

• Vanguard 500 Index Fund

• Federated Automated Cash Management Fund

Prior to the change in Plan custodian on December 1, 2000, the following investment options were available:

• Fidelity Cash Management Fund

• Fidelity Advisor Growth Opportunity Fund Class T

• Fidelity Advisor Balanced Fund Class T

• Fidelity Advisor Overseas Fund Class T

• Fidelity Advisor Equity Income Fund Class T

• Fidelity Advisor Equity Growth Fund Class T

• Fidelity Advisor Intermediate Bond Fund Class T

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF ACCOUNTING POLICIES

a.	Basis of Accounting – The Plan’s financial statements are prepared on the accrual basis of accounting.

b.	Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses of investments sold during the year and the unrealized appreciation (depreciation) on those investments held at year end.

The investments are subject to market risk. The degree of market risk for individual funds varies based upon the applicable underlying assets, among other things. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

d.	Payment of Benefits – Benefits are recorded when paid.

e.	Contributions – Employee contributions are recorded in the period during which the Company makes the payroll deductions from the participants’ compensation. Employer contributions generally are contributed in the quarter subsequent to the one in which the match is granted.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2001	2000

American Funds Fundamental Investors Fund; 4,120 shares and 2,023 shares, respectively	$113,088	$63,034

AIM Value A fund; 10,887 shares and 4,455 shares, respectively	118,341	**

Invesco Dynamics Fund; 9,760 shares and 3,592 shares, respectively	155,475	85,379

Invesco Balanced Fund; 7,534 shares and 2,732 shares, respectively	110,218	**

Janus Fund; 9,921 shares and 3,327 shares, respectively	244,054	110,746

Janus Worldwide Fund; 5,498 shares and 1,928 shares, respectively	241,037	109,633

Morley Accumulation Fund; 20,680 shares and 19,932 shares, respectively	206,800	199,318

Oppenheimer US Government Fund; 18,061 shares and 9,237 shares, respectively	171,217	86,554

Putnam OTC Emerging Growth A Fund; 14,929 shares and 4,115 shares, respectively	111,970	**

Vanguard 500 Index Fund; 2,010 shares and 586 shares, respectively	212,809	71,413

Federated Automated Cash Management Fund; 1,362 shares and 168,962 shares, respectively	**	168,962

Company common stock; 55,578 shares and 0 shares, respectively*	375,149	—

*	Nonparticipant-directed

**	Amount has been omitted as it represents less than 5% of the Plan’s net assets in the stated year.

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $229,215 as follows:

Mutual Funds	$(283,447)

Common Stock	54,232

$(229,215)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the change in net assets relating to nonparticipant-directed investments is as follows:

Year Ended
December 31, 2001

Changes in Net Assets:

Employer contributions, cash basis	$320,917

Appreciation	54,232

$375,149

5. RELATED PARTY TRANSACTIONS

Prior to the change in Plan custodian, certain Plan investments were shares of mutual funds managed by Fidelity Investment Advisors, who also was custodian of the Plan. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6. PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. TAX STATUS

The Plan is a discretionary profit sharing plan with a 401(k) option. The Plan is considered to be qualified under Section 401(a) provided all terms of the Plan are followed. Continued qualification of the Plan will depend on its effect in operation under its present form.

Although the Plan was amended in 2000 and is currently being amended for compliance with recent changes in the law, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

8. PLAN AMENDMENTS

During the 2000 plan year, the following amendments were adopted, approved or became effective:

•	Change the vesting schedule from six years of service to four years of service for full vesting.

•	Provide that the definition of “permanent employee” be amended.

•	Reduction in the number of Plan trustees from three to two.

There were no plan amendments during 2001.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

9. DISCRIMINATION TEST

Contributions to the Plan for 2001 and 2000 exceeded limits contained in sections 401(k) and 401(m) of the Internal Revenue Code. As a result, $125,641 and $27,799 have been properly reflected in the financial statements as a refund of excess contributions to participants from the Plan for the years ended December 31, 2001 and 2000, respectively. Additionally, employees forfeited $44,095 and $0 of non-vested employer match in 2001 and 2000, respectively. This is reflected as a reduction of the employer receivable at December 31, 2001.

10. PLAN MERGER

Effective October 1, 2000, the Plan merged with the Faircom Employee 401(k) Retirement Plan (the “Faircom Plan”). The Faircom Plan was acquired as a result of the merger between the Company and Faircom Inc. on June 15, 1998.

On December 1, 2000, assets of the Faircom Plan, which totaled $187,082, were transferred from the Faircom Plan’s custodian, Bank One, to the Plan’s custodian, Circle Trust Company.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
As of December 31, 2001

	NUMBER		MARKET
NAME OF ISSUER AND TITLE OF ISSUE	OF SHARES	COST	VALUE

American Funds EuroPacific Growth Fund	3,240	**	$87,058

American Funds Fundamental Investors Fund	4,120	**	113,088

AIM Value A Fund	10,887	**	118,341

Evergreen Foundation A Fund	1,806	**	29,516

Invesco Dynamics Fund	9,760	**	155,475

Invesco Balanced Fund	7,534	**	110,218

Janus Fund	9,921	**	244,054

Janus Worldwide Fund	5,498	**	241,037

Morley Accumulation Fund	20,680	**	206,800

Oppenheimer US Government Fund	18,061	**	171,217

Putnam OTC Emerging Growth A Fund	14,929	**	111,970

Vanguard 500 Index Fund	2,010	**	212,809

Federated Automated Cash Management Fund	1,362	**	1,362

Regent Communications, Inc. common stock*	55,578	320,917	375,149

Participant Loans (interest rates range from 6.75% to 10.50%)	—	**	33,869

Grand Total			$2,211,963

*	Nonparticipant-directed investment

**	This information is not required for participant-directed accounts.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, LINE 4(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

					Current Value	Net
Identity of	Description of	Purchase	Selling	Cost of	of Asset on	Gain
Party Involved	Asset	Price	Price	Asset	Transaction Date	(Loss)

Regent Communications, Inc.	common stock	$320,917	$—	$320,917	$320,917	$—

     The above totals reflect the net activity of 2 purchase transactions.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN

Date: June 19, 2002	By: /S/ ANTHONY A. VASCONCELLOS

Anthony A. Vasconcellos, Trustee